Exhibit (a)(6)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 2, 2007 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Goldman, Sachs & Co. and/or Morgan Stanley & Co. Incorporated, the Dealer Managers, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
New River Pharmaceuticals Inc.
at
$64.00 Net Per Share
by
Shuttle Corporation
an indirect wholly owned subsidiary of
Shire plc
     Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), at a purchase price of $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders whose Shares are registered in their names and who tender directly to Citibank, N.A. (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering shareholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.
     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 29, 2007, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which, together with all other Shares then beneficially owned by Shire, Purchaser or their controlled affiliates, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares which New River would be required to issue pursuant to any then outstanding warrants, options, or other securities convertible into or exercisable or exchangeable for Shares) (the “Minimum Tender Condition”), (ii) any waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder having expired or been terminated and (iii) the affirmative approval (by simple majority) of the holders of voting shares of Shire present in person or by proxy at a duly convened meeting of Shire shareholders in favor of resolutions to approve the acquisition of New River on the terms and conditions set forth in the Merger Agreement and to approve an increase of the existing limit on group borrowings in Shire’s articles of association. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.
     The Offer is being made pursuant to an Agreement of Merger dated as of February 20, 2007 (the “Merger Agreement”) among New River, Shire and Purchaser. The Merger Agreement provides that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged into New River (the “Merger”), with New River continuing as the surviving corporation and an indirect wholly owned subsidiary of Shire. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than (i) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Purchaser or any wholly owned subsidiary of Shire, which shall be cancelled, or (ii) Shares owned by New River shareholders who properly demanded appraisal under the Virginia Stock Corporation Act of the Commonwealth of Virginia (the “VSCA”)) will be converted into the right to receive $64.00 or any greater per Share price paid in the Offer in cash, without interest thereon. The Merger Agreement provides that all options to acquire Shares and all stock appreciation rights outstanding immediately prior to the effective time of the Merger, whether or not fully vested and exercisable, will, at the effective time of the Merger, be cancelled and each holder of an option or stock appreciation right will be entitled to receive a cash amount (subject to applicable withholding taxes) equal to the excess, if any, of the per Share amount paid in the Offer over the per Share exercise price of such option or stock appreciation right, as applicable, multiplied by the number of Shares issuable upon exercise of such option or subject to such stock appreciation right, as applicable. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.
     Concurrently with the execution of the Merger Agreement, Shire entered into a Tender and Support Agreement dated as of February 20, 2007 (the “Tender and Support Agreement”) with Mr. Randal J. Kirk, New River’s President, Chief Executive Officer and Chairman, and certain entities controlled by him (collectively, the

“Supporting Shareholders”), who collectively beneficially own approximately 50.2% of the currently outstanding Shares (and approximately 48.4% of the Shares on a fully diluted basis). Pursuant to the Tender and Support Agreement, the Supporting Shareholders agreed to tender all Shares beneficially owned by them pursuant to and in accordance with the terms of the Offer.
     The Board of Directors of New River has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the shareholders of New River, and unanimously recommends that New River shareholders accept the Offer and tender their Shares.
     If by 12:00 Midnight, New York City time, on Thursday, March 29, 2007, (or any later time to which Purchaser, subject to the terms of the Merger Agreement, extends the period of time during which the Offer is open (the “Expiration Date”)) any condition to the Offer is not satisfied or waived on any scheduled Expiration Date, and such condition to the Offer could reasonably be expected to be satisfied, Purchaser will extend the Expiration Date for an additional period or periods (none of which periods will exceed 10 business days) until all of the conditions are satisfied or waived, provided that the Offer will not be extended beyond June 20, 2007, or in certain limited circumstances, beyond August 20, 2007, without the mutual written consent of New River and Shire. Purchaser has the right to extend the offer, without the consent of New River, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.
     Purchaser reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, provided that New River’s consent is required to (i) decrease the price per Share or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer, (v) modify the conditions to the Offer in a manner adverse to the holders of Shares, (vi) extend the Expiration Date, except as required or permitted in the Merger Agreement, or (vii) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.
     If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment all Shares tendered in the Offer, Purchaser expressly reserves the right to provide a subsequent offering period following the Expiration Date (a “Subsequent Offering Period”) during which shareholders may tender any Shares not tendered in the Offer. Shares tendered during the Subsequent Offering Period may not be withdrawn. If Purchaser elects to include or extend a

Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or the date of termination of the prior Subsequent Offering Period.
     In order to take advantage of the Offer, you should either (i) complete and sign the Letter of Transmittal enclosed with the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to Citibank, N.A., the Depositary, and either deliver the certificates for your shares along with the Letter of Transmittal to the Depositary or tender your shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your shares. If you desire to tender shares, and certificates evidencing your shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
     For purposes of the Offer, Purchaser shall be deemed to have accepted for payment Shares tendered and not properly withdrawn when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments and transmitting such payments to tendering shareholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.
     Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn after April 30, 2007. For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Date by again following any of the procedures described in the Offer to Purchase.
     The receipt of cash in exchange for Shares pursuant to the Offer, a Subsequent Offering Period or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and other tax laws. All shareholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     New River has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Managers at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Shire nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to the Dealer Managers and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:
[Innisfree M&A Incorporated Logo]
501 Madison Avenue
20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll Free: (888) 750-5834 (from the U.S. or Canada)
or (412) 232-3651 (from outside the U.S. and Canada)
The Dealer Managers for the Offer are:

[Goldman, Sachs & Co. Logo]	[Morgan Stanley & Co. Incorporated Logo]
85 Broad Street	1585 Broadway
New York, New York 10004	New York, New York 10036
(212) 902-1000 (Call Collect)	(800) 834-5281 (Call Toll-Free)
(800) 323-5678 (Call Toll-Free)
March 2, 2007